1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 30, 2024

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2764

Dear Mr. Grzeskiewicz:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2764 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (the “Fund”):

iShares MSCI Global Quality Factor ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on October 2, 2024. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comments applicable to each Fund

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	As requested, the Trust will provide a completed fee table and cost example for each Fund at least five business days prior to the effective date of the registration statement.

Comment 2:	The Fund’s Prospectus currently states: “at each rebalance, each individual issuer’s weight in the Underlying Index is capped at 5% and buffer rules are applied at 20% of the fixed number of securities in the Underlying Index.” Please add clarifying disclosure regarding “buffer rules.”

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

October 30, 2024

Response:	The Trust has added the following disclosure to the Fund’s Prospectus:

At each rebalancing, the qualifying securities are weighted by multiplying each security’s quality score by its weight in the Parent Index and then normalized to 100%. Additionally, at each rebalance, each individual issuer’s weight in the Underlying Index is capped at 5%. To reduce turnover and enhance the Underlying Index’s stability, ~~and~~ the Index Provider applies buffer rules ~~are applied~~ at 20% of the target ~~fixed~~ number of securities the Index Provider seeks to have in the Underlying Index to prioritize existing constituents. When selecting securities ranked within the 20% above or below the target number by count, the Index Provider will add existing constituents first, followed by eligible securities from the Parent Index in order of quality score, as needed, until the target number of securities is reached. The target number of securities may change depending on the number of securities the Index Provider aims to reach for the Underlying Index.

Comment 3:	On p. S-3, please disclose any maximum or minimum parameters for U.S. securities and foreign securities.

Response:	The Trust respectfully notes that there are no maximum or minimum parameters. The Underlying Index is weighting securities by quality score and the weight of MSCI ACWI Index, which is market-cap weighted.

Comment 4:	Please disclose the number of index components (either by number or range).

Response:	The Trust has included this disclosure in the Fund’s Prospectus.

Comment 5:	In the “More Information About the Fund” section of the Prospectus, please add disclosure stating that shareholders will be provided with 60 days’ advance notice if a change to the Fund’s investment objective or the Underlying Index would necessitate a change to the name of the Fund.

Response:	The Trust respectfully declines to make the requested disclosure change. The Trust submits that substantially similar disclosure is already included in the Fund’s Statement of Additional Information, reflected below, and there is no requirement in Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) to include this disclosure in the Prospectus.

Under its non-fundamental investment restrictions, which may be changed by the Board without shareholder approval, the Fund may not: (2) in accordance with Rule 35d-1 under the 1940 Act, under normal circumstances, invest less than 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the component securities of its Underlying Index or in depositary receipts representing component securities in its Underlying Index.

The Fund will notify its shareholders at least 60 days prior to any change in its restrictions described in 2 above.

Securities and Exchange Commission

October 30, 2024

*   *   *

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland

Tim Kahn

DeCarlo McLaren

Michael Foland

Michael Gung

Toree Ho

Luis Mora

George Rafal

Hannah Fiest